UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B Common Stock, $0.1667 Par Value

(Title of Class of Securities)

084670207

(CUSIP Number)

Matthew S. Topham, Esq.	Laurie A. Smiley, Esq.
K&L Gates LLP	Arian Colachis, Esq.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,679,138 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,679,138 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,138 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) OO

(1) Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 1,679,138 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the Class B Shares beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Trust or the Co-Trustees.

CUSIP No. 084670207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,500 (1)

	8.	Shared Voting Power 1,679,138 (2)

	9.	Sole Dispositive Power 130,500 (1)

	10.	Shared Dispositive Power 1,679,138 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,638 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) IN

(1) William H. Gates III beneficially owns 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company of which Mr. Gates is the sole member.  Each Class A Share is convertible, at the option of the holder, into thirty shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 9,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 121,500 Class B Shares. Michael Larson has voting and investment power with respect to the Class A Shares beneficially owned by Cascade and Mr. Gates.  Mr. Larson disclaims any beneficial ownership of the Class A Shares beneficially owned by Cascade and Mr. Gates.

(2)  Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 1,679,138 Class B Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the Class B Shares beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Trust or the Co-Trustees.

CUSIP No. 084670207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,679,138 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,679,138 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,138 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) IN

(1)   Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 1,679,138 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.  Michael Larson has voting and investment power with respect to the Class B Shares beneficially owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Trust or the Co-Trustees.

EXPLANATORY STATEMENT

This Amendment No. 5 to Schedule 13D (“Amendment”) relates to the Class B Common Stock, $0.1667 Par Value (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  This Amendment is being filed jointly by the Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”).  This Amendment is filed to amend the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 24, 2006, as amended on July 17, 2007, March 20, 2008, July 3, 2008 and March 6, 2009, by supplementing them with the information set forth herein. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 3.                                            Source and Amount of Funds or Other Consideration

On July 1, 2009, the Trust received 428,688 Class B Shares as a gift from Warren E. Buffett.

Item 5.                                            Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  On July 1, 2009, the Trust received 428,688 Class B Shares as a gift from Warren E. Buffett.  The closing price per share of the Class B Shares on July 1, 2009 was $2,924.00.

During the past sixty days, the Trust sold 34,300 Class B Shares, as set forth in Exhibit 99.1 hereto, pursuant to the Trust’s Rule 10b5-1(c)(1) sales plan.  The sales were made to facilitate compliance with federal excise tax rules limiting excess business holdings by private foundations.

(d)  None.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Sale transactions during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2009
BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (2) (3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact
	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)  This Amendment is being filed jointly by the Trust, William H. Gates III and Melinda French Gates pursuant to the Joint Filing Agreement dated August 24, 2006 and included with the signature page to Cascade Investment, L.L.C.’s Schedule 13D with respect to the Issuer filed on August 24, 2006, SEC File No. 005-55113, and incorporated by reference herein.

(2)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates III as Co-Trustees, and attached as Exhibit 99.5 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Grupo Televisa, S.A.B. filed on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(3)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.